UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY,                           13th CERTIFICATE
SENECA INDEPENDENCE PIPELINE COMPANY,                PURSUANT TO RULE 24
NIAGARA INDEPENDENCE MARKETING COMPANY,
ET AL.
FILE NO. 70-9117
(Public Utility Holding Company Act of 1935)

        This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purpose represented by the Declarations of National Fuel Gas Company (“National”), Seneca Independence Pipeline Company (“Seneca”), and Niagara Independence Marketing Company (“Niagara”), et al., as amended, in the above file and pursuant to the Order, dated March 13, 1998, of the Securities and Exchange Commission with respect thereto (“Order”).

        The following exhibits are attached to and made a part of this Certificate:

         Exhibit A - Income Statement of Seneca for the quarter ended March 31, 2001 (Confidential
                     Treatment Requested Pursuant to Rule 104(b)).

         Exhibit B - Balance Sheet of Seneca as of March 31, 2001 (Confidential Treatment Requested
                     Pursuant to Rule 104(b)).

         Exhibit C - Income Statement of Niagara for the quarter ended March 31, 2001 (Confidential
                     Treatment Requested Pursuant to Rule 104(b)).

         Exhibit D - Balance Sheet of Niagara as of March 31, 2001 (Confidential Treatment Requested
                     Pursuant to Rule 104(b)).

         Exhibit E - Seneca's Allocated Share of the Profits/Losses of Independence Pipeline Company for
                     the quarter ended March 31, 2001 (Confidential Treatment Requested Pursuant to Rule
                     104(b)).

         Exhibit F - Niagara's Allocated Share of the Profits/Losses of DirectLink Gas Marketing Company
                     for the quarter ended March 31, 2001 (Confidential Treatment Requested Pursuant to
                     Rule 104(b)).

        IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 21st day of May, 2001.

                                       NATIONAL FUEL GAS COMPANY

                                       By:  /s/ James R. Peterson
                                            J. R. Peterson
                                            Assistant Secretary

                                       SENECA INDEPENDENCE PIPELINE
                                                COMPANY

                                       By:  /s/ W. E. DeForest
                                            W. E. DeForest
                                            President, Secretary and Treasurer

                                       NIAGARA INDEPENDENCE MARKETING
                                                COMPANY

                                       By:  /s/ W. M. Petmecky
                                            W. M. Petmecky
                                            Secretary